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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                           --------------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)

  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                            CANISCO RESOURCES, INC.
                       (Name of Subject Company (Issuer))

                       KENNY INDUSTRIAL SERVICES, L.L.C.
                       (Name of Filing Persons (Offeror))

                           CANISCO ACQUISITION, INC.
                       (Name of Filing Persons (Offeror))

                   COMMON STOCK, PAR VALUE $0.0025 PER SHARE
                         (Title of Class of Securities)

                                  137587-10-1
                     (CUSIP Number Of Class Of Securities)

                           --------------------------

                               MICHAEL G. ROTHMAN
                           CANISCO ACQUISITION, INC.
                           414 N. ORLEANS, SUITE 202
                            CHICAGO, ILLINOIS 60610
                           TELEPHONE: (312) 645-9000
  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                WITH A COPY TO:
                              TIMOTHY R.M. BRYANT
                            MCDERMOTT, WILL & EMERY
                             227 WEST MONROE STREET
                            CHICAGO, ILLINOIS 60606
                           TELEPHONE: (312) 372-2000

                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*                                        AMOUNT OF FILING FEE*
                        $2,750,440                                                     $550.09

* For purposes of calculating the filing fee only. This calculation assumes the purchase of an aggregate of 2,750,440 shares of common stock of Canisco Resources, Inc., a Delaware corporation (the "Company"), at $1.00 per share net to the seller in cash, without interest thereon. The Company has represented and warranted that, as of June 26, 2000, there were 2,536,565 Shares issued and outstanding, options outstanding exercisable for an aggregate of 103,875 Shares, and warrants which are currently not exercisable to purchase in aggregate of 110,000 Shares. The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the transaction value.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:        Not applicable.                 Filing Party:  Not applicable.
Form or Registration No.:      Not applicable.                 Date Filed:    Not applicable.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/  third-party tender offer subject to Rule 14d-1.

/ /  issuer tender offer subject to Rule 13e-4.

/ /  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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    This Tender Offer Statement on Schedule TO is filed by Kenny Industrial
Services, L.L.C., a Delaware Corporation ("Kenny") and Canisco
Acquisition, Inc.., a Delaware corporation (the "Merger Subsidiary"). This Schedule TO relates to the offer by Merger Subsidiary to purchase all outstanding shares of common stock, par value $0.0025 per share (the "Shares"), of the Company at $1.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

ITEM 10.       FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    Not applicable.

ITEM 12.       EXHIBITS.

               Offer to Purchase, dated July 17, 2000.
   (a)(1)(i)

               Letter of Transmittal.
  (a)(1)(ii)

               Notice of Guaranteed Delivery.
 (a)(1)(iii)

               Letter to Brokers, Dealers, Commercial Banks, Trust
  (a)(1)(iv)   Companies and Other Nominees.

    (a)(2)     Not applicable.

    (a)(3)     Not applicable.

    (a)(4)     Not applicable.

               Letter from Brokers, Dealers, Commercial Banks, Trust
   (a)(5)(i)   Companies and Other Nominees to Clients.

               Guidelines for Certification of Taxpayer Identification
  (a)(5)(ii)   Number on Substitute Form W-9.

               Text of Press Release, dated July 17, 2000, issued by Kenny.
 (a)(5)(iii)

    (b)        Not applicable.

    (c)        Not applicable.

    (d)(1) Agreement and Plan of Merger, dated as of June 28, 2000, as amended as of July 10, 2000, by and among Kenny, the Merger
               Subsidiary and the Company.

    (d)(2)     Agreement for Exchange of Confidential Information between
               Kenny and the Company, dated as of June 9, 2000.

    (g)        Not applicable.

    (h)        Not applicable.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       KENNY INDUSTRIAL SERVICES, L.L.C.

                                                       By:  /s/ MICHAEL G. ROTHMAN
                                                            -----------------------------------------
                                                            Name: Michael G. Rothman
                                                            Title: Chief Executive Oficer

                                                       CANISCO ACQUISITION, INC.

                                                       By:  /s/ MICHAEL G. ROTHMAN
                                                            -----------------------------------------
                                                            Name: Michael G. Rothman
                                                            Title: President

Dated: July 17, 2000